Set for Growth Annual General Meeting, April 2023 EXHIBIT 99.2

Important Notice and Disclaimers The information contained in this presentation (the “Presentation”) has been prepared by NOVONIX Limited (ACN 157 690 830) (“the Company” or “NOVONIX”) solely for information purposes and the Company is solely responsible for the contents of this Presentation. It is intended to be a summary of certain information relating to the Company as at the date of the Presentation and does not purport to be a complete description of NOVONIX or contain all the information necessary to make an investment decision. Accordingly, this Presentation is not intended to, and should not, form the basis for any investment, divestment or other financial decision with respect to the Company. Any reproduction or distribution of the Presentation, in whole or in part, or the disclosure of its contents, without prior consent of the Company, is prohibited. Not an Offer This Presentation does not constitute, nor does it form part of an offer to sell or purchase, or the solicitation of an offer to sell or purchase, any securities of the Company. This Presentation may not be used in connection with any offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not permitted by law or in which the person making the offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Any offering of securities will be made only by means of a registration statement (including a prospectus) filed with the U.S. Securities and Exchange Commission (the “SEC”), after such registration statement becomes effective, or pursuant to an exemption from, or in a transaction not subject to, the registration requirements under the U.S. Securities Act of 1933, as amended. No such registration statement has become effective, as of the date of this Presentation. Forward-Looking Statements This Presentation contains forward-looking statements about the Company and the industry in which it operates. Forward looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. The Company has based such statements on its current expectations and projections about future events and trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, regulatory developments in the United States, Australia and other jurisdictions, the continuation of the Company’s partnership with the Research Group of Dr. Mark Obrovac at Dalhousie University for the development of the Company’s technology, the Company’s ability to scale-up production of its anode or cathode materials and the Company’s ability to attract and retain key management and technology personnel. Forward-looking statements are not guarantees of future performance or outcomes and that actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this Presentation. Accordingly, recipients of this Presentation should not place undue reliance on forward looking statements. The Company disclaims any obligation to update any forward-looking statements made in this Presentation to reflect events or circumstances after its date or to reflect new information or the occurrence of unanticipated events, except as required by law. Industry and Market Data This Presentation contains estimates and information concerning our industry and our business, including estimated market size and projected growth rates of the markets for our products. Unless otherwise expressly stated, we obtained this industry, business, market, and other information from reports, research surveys, studies and similar data prepared by third parties, industry, and general publications, government data and similar sources. This Presentation also includes certain information and data that is derived from internal research. While we believe that our internal research is reliable, such research has not been verified by any third party. Estimates and information concerning our industry and our business involve a number of assumptions and limitations. Although we are responsible for all of the disclosure contained in this Presentation and we believe the third-party market position, market opportunity and market size data included in this Presentation are reliable, we have not independently verified the accuracy or completeness of this third-party data. Information that is based on projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, which could cause results to differ materially from those expressed in these publications and reports. Trademarks, Service Marks and Trade Names Throughout this Presentation, there are references to various trademarks, service marks and trade names that are used in the Company’s business. “NOVONIX,” the NOVONIX logo and other trademarks or service marks of NOVONIX appearing in this Presentation are the property of NOVONIX or its subsidiaries. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation are listed without the ® or ™ symbol, as applicable, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this Presentation are the property of their respective owners.

Providing Revolutionary Solutions to the Battery Industry Investment Highlights Battery Technology Solutions provides competitive advantage to accelerate innovation Anode material facility capacity advancing and widening our competitive advantage Customer and government-financing support for the sector paves a path to profitability Large and growing market for battery materials supported by localization efforts Leading North American battery materials and technology Company with lower carbon footprint Riverside Facility in Tennessee

Leading U.S. Battery Materials and Technology Development Company bf Advanced Battery Testing and R&D Expertise Leading U.S.-based Supplier of Synthetic Graphite Anode Material Developing New Applications and Partnerships Utilizing Dry Cathode Technology Providing Revolutionary Clean Energy Solutions to the Battery Industry

Capitalizing on the Growth Opportunity The Opportunity Focus on developing technologies and materials that are needed for long-life high-performance battery applications such as electric vehicles and energy storage systems Increased Demand Global synthetic graphite demand for electric vehicles and energy storage systems is growing with forecasts of a ~15x increase in demand from 2021 to 2030 Localized Production Execute phased growth strategy with roadmap to achieve production capacity of 150,000 metric tons of synthetic graphite per annum (tpa) by 2030 Battery Supply Chain Commercialize NOVONIX proprietary pipeline of advanced battery technologies to accelerate the domestic clean energy transformation

NOVONIX Proprietary Graphitization Process Leads the Clean Energy Transformation

Environmental

Life Cycle Assessment (LCA)[1] on NOVONIX process demonstrated a ~60% decrease in global warming potential (GWP) relative to conventional anode grade synthetic graphite and a 30% decrease compared to natural graphite both supplied from China

Social

The health, safety, and wellbeing of our employees and the communities we operate in are essential to NOVONIX's success and growth

Governance

NOVONIX believes corporate governance is central to its business objectives and a critical element contributing to the preservation of shareholder value

Inputs

- Clean power sources[2]
- Highest purity input materials

Process

- Proprietary process technology
- Increased energy efficiency
- No chemical purification

Outputs

- NOVONIX's anode materials support higher performance lithium-ion batteries resulting in longer life
- Negligible facility emissions

1 - The Life Cycle Assessment (LCA) conducted by Minviro Ltd.
2 - FY2021 figures from Tennessee Valley Authority

NOVONIX
ASX: NVX Nasdaq: NVX OTCQX: NVNXF
Annual General Meeting, April 2023
6

Our Leadership and Board of Directors

Leadership Team



Dr. Chris Burns
Chief Executive Officer



Nick A. Liveris
Chief Financial Officer



Rashda Buttar
Chief Legal and Administrative Officer



Danny Deas
President | NAM



Darcy Macdougald
President | BTS



Christopher York
Senior Vice President Business Development



Suzanne Yeates
Financial Controller and Co Secretary

Scientific & Technical Advisors



Dr. Jeff Dahn
Chief Scientific Advisor



Dr. Mark Obrovac
Sponsored Researcher

Board of Directors



Admiral Robert J. Natter
Chairman &
Non-Executive Director



Tony Bellas
Deputy Chairman &
Non-Executive Director



Daniel Akerson
Non-Executive Director



Ron Edmonds
Non-Executive Director



Zhanna Golodryga
Non-Executive Director



Andrew N. Liveris AO
Non-Executive Director



Jean Oelwang
Non-Executive Director

Key leadership and technical experience:

NOVONIX
ASX: NVX Nasdaq: NVX OTCQX: NVNXF
Annual General Meeting, April 2023
7

Mining Raw Material Processing Materials & Cell Component Production Battery Cell/Pack Production EV & ESS Production Recycling NVX Plays a Critical Role in the Lithium-Ion Battery Value Chain Note: Companies presented above are for indicative purposes only and not a representation of customer relationships. Visibility across the entire battery value chain provides competitive intelligence and attractive opportunities for NOVONIX Cathode Materials Anode Materials Energy Storage Partnership

Localization Impact Expectation on Graphite Pricing yet to Materialize


Lithium vs. Graphite Pricing
Lithium: +734%
Syn. Graphite: +14%
Nat. Graphite: -11%
May-20


Global Active Material Demand1
6.0
0.2
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
Other Active Materials2
Lithium
Graphite

1- Global active material demand ramp up (million tons) based on electric vehicle sales figures.

2- Other active materials include Nickel, Manganese and Cobalt.

Source: Bloomberg, PWC, Shanghai Metal Markets

Graphite Pricing Tailwinds

Factors impacting future prices include the impact of market localization, security of domestic supply premiums, tax credits, section 301 tariffs

Forecasted to Grow ~15x

The global market for active materials is forecasted to grow by a factor of 15 from 2021 to 2030. By weight, graphite is the primary active material of all critical materials

NOVONIX

ASX: NVX Nasdaq: NVX OTCQX: NVNXF
Annual General Meeting, April 2023

9

U.S. Legislation Providing Direct Support to NOVONIX’s Business Plan IRA Tax Credits & Consumer Credit Inflation Reduction Act of 2022 ("IRA") includes an estimated $369 billion in investments related to "climate change and energy security,”  including tax and other incentives to promote U.S. production of electric vehicles ("EVs"), renewable energy technologies, and critical minerals, representing the single biggest climate investment in U.S. history. Includes $7,500 federal consumer tax credit for qualifying electric vehicles, starting in 2023 based on the origin of materials and localization of manufacturing $3,750 of the credit must meet critical minerals requirement - The critical mineral credit requires certain thresholds of the percentage of the value1 of the critical minerals in the vehicle’s battery to be extracted or processed in the United States or from a country which has a free trade agreement in effect with the U.S.   EV credit eligibility is disqualified if materials are used from foreign entities of concern starting in 2025 $3,750 from battery components -  The battery component requirement will be met if the percentage of the value of the components in the vehicle’s battery that were manufactured or assembled in North America is equal to or greater than 50 percent in 2023 and increasing from that time Section 301 Tariffs In August 2017, the Office of the United States Trade Representative (USTR) launched an investigation into China’s allegedly unreasonable and discriminatory trade practices under Section 301 of the Trade Act of 1974.  The tariff exclusion “necessity review” was extended in December 2022 until September 2023 Section 301 includes a 25% tariff on artificial graphite imported from China to help remove unfair market distortions imposed by China’s anticompetitive behaviors and size advantage in the battery materials sector DOE Loans DOE Loan Programs Office (LPO) has $15.1 billion in loan authority to support the manufacture of eligible light-duty vehicles and qualifying components under the Advanced Technology Vehicles Manufacturing Loan Program (ATVM), authorized by the Energy Independence and Security Act of 2007, providing debt capital at U.S. Treasury rates Entered Phase 2 of DOE LPO Loan process in late 2022. The loan, if received, would contribute toward funding the company’s current expansion of battery materials capacity

Phased Growth Plan Matches Customer Demands

North American Anode Market Share[1]:

	0.5%	10%	16%
NOVONIX N.A. Capacity / tonnage phased growth	**Phase 1: Riverside** 3K Tonne / Yr[2,3]	**Phase 2: Greenfield #1** 40K Tonne / Yr[2,3]	**Phase 3: Greenfield #1 & #2** 150K Tonne / Yr[2]
NOVONIX's illustrative scale plan[4]	**KORE Power** NOVONIX Anode Materials annual capacity volume would equate to: ~55K per year	**KORE + Tier 1** NOVONIX Anode Materials annual capacity volume would equate to: ~727K per year	**Portfolio of Customers** NOVONIX Anode Materials annual capacity volume would equate to: ~2.7M per year

(1) Market share based off implied North American graphite demand in 2021, 2026, and 2031. Source: Benchmark Mineral Intelligence Gigafactory Assessment – June 2022. Based on announced capacity. Assumes full utilization.
(2) Company expectations aligned with customer contracts and anticpated customer demand , which may or may not materialize
(3) KORE Power agreement to supply Koreplex anticipates a ~3,000 tonne per annum delivery rate in 2H 2024 ramping to ~12,000 tonne per annum rate in 2028.
(4) Assumes 55kg of graphite per EV.

NOVONIX

ASX: NVX Nasdaq: NVX OTCQX: NVNXF
Annual General Meeting, April 2023

11

Greenfield Plan Overview Proposed Site Rendering NOVONIX Anode Materials Phase 2: Greenfield Site Selection Underway A new Greenfield facility is planned to support an initial 30,000 tonnes per annum (tpa) of production capacity by 2025, with potential to expand up to 75,000 tonnes capacity Site selection process currently underway with several jurisdictions currently being considered NOVONIX was selected for US$150 Million in DOE grant funding to support buildout of this facility

Agreement Enhances Revenues and Secures Low-cost Input NOVONIX Enters Joint Venture with TAQAT Development NOVONIX has agreed to form a Joint Venture (JV) in the Kingdom of Saudi Arabia to produce high-performance synthetic graphite JV will undertake FEED Study for the facility in its first year with the target to begin facility construction in 2024 NOVONIX will contribute access its proprietary intellectual property to the JV for the production and sales of high-performance synthetic graphite in the (MENA) region  JV will be made up of TAQAT holds 60 percent equity stake and NOVONIX holds a 40 percent stake with each party contributing their share of equity required for operating and capital costs for engineering and subsequent facility construction and operation Chris Burns commented “The joint venture will leverage NOVONIX’s existing work in North America and will allow us to more quickly scale our operations to extend our geographical reach to the global market”

Cathode Cycle Performance Similar to Commercial Material

Full Cell Cycling Performance of NOVONIX Single Crystal NMC622



Normalized Capacity
1
0.98
0.96
0.94
0.92
0.9
0.88
0.86
0.84
0.82
0.8
0
20
40
60
80
100
120
140
160
180
200
Cycle Number
NOVONIX NMC622 Cathode
Commercial NMC622 Cathode

Product	Reference NMC622	NOVONIX NMC622
Capacity at c200 (%)	94.4%	94.1%
First Cycle Efficiency (%)	84.9%	84.9%

40°C; 1.2M $LiPF_6$ EC:EMC:DMC(25:5:70)+3VC; [Charge] : CC-0.33C; [Discharge] : CC-0.33C

Enhanced Production Process Yields Consistent Performance

- Normalized electrochemical results in 1Ah pouch cell show that NOVONIX NMC622 has comparable electrochemical performance to commercial NMC materials
- Higher nickel and cobalt free materials are also being produced using our process technology



Reference NMC622



NOVONIX NMC622

NOVONIX
ASX: NVX Nasdaq: NVX OTCQX: NVNXF
Annual General Meeting, April 2023
14

Goals for the Future of NOVONIX Forefront of Product Innovation Recognized Battery Technology Leader Scaling anode materials production capacity to 150K tpa Cathode technology supported by our propriety dry processing Highly developed IP with leading market positions Foresee strong cash flow generation and margins

Contact Information NOVONIX Anode Materials NOVONIX Battery Technology Solutions 1029 West 19th Street, Chattanooga, TN 37408 USA 353 Corporate Place Chattanooga, TN, 37419 USA 177 Bluewater Road Bedford, NS B4B 1H1 Canada 110 Simmonds Drive Dartmouth, NS B3B 1N9 Canada This presentation has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret. Send all investor queries to: ir@novonixgroup.com